Exhibit 99.1

ICON releases its 2022 ICON Cares ESG Report

DUBLIN--(BUSINESS WIRE)--May 16, 2023--ICON plc, (NASDAQ: ICLR) a world-leading healthcare intelligence and clinical research organisation, today releases its ICON Cares 2022 Environmental, Social and Governance (ESG) Report. The company’s ICON Cares initiative incorporates its ESG, Diversity, Inclusion and Belonging and Corporate Social Responsibility initiatives under one program.

The report provides an overview of ICON’s ESG activities in 2022 and the progress it has made in advancing its ESG priorities. These priorities include advancing public health and delivering increased access to clinical trials, providing a diverse and inclusive workplace with continuous opportunities for professional development and conducting business sustainably.

In recognition of progress made in its ESG efforts, in 2022, ICON was awarded a silver medal by EcoVadis, a leading provider of business sustainability ratings. ICON’s score positioned the company in the 87th percentile of firms assessed by EcoVadis. To drive further progress on reducing GHG emissions, in April 2023, ICON signed its commitment letter to the Science Based Targets initiative (SBTi) as a first step in setting science-based climate targets.

On the publication of the report, Dr Steve Cutler, CEO, ICON commented: “This report shows what we can achieve for our customers, people, patients and communities as a leader in our industry. Our ESG priorities are in areas where we believe we can deliver the greatest impact, and we have made important progress toward these goals. Every advancement is underpinned by the energy, ambition and delivery of our global staff. I am highly encouraged as to what more we can accomplish in the future.”

Advancing public health and increased access to clinical trials

ICON has focused on creating a strong foundation that enables the execution of new and innovative methods for meeting patient needs and advancing public health. It is focusing its innovation efforts in three critical areas - improving clinical trial design and execution, enabling faster and more predictable patient recruitment, and evolving clinical trials to be more patient-centric.

Examples of activities in 2022 in this regard include:

  ICON released a major artificial intelligence enhancement to its proprietary OneSearch tool, which identifies the best sites for a trial opportunity. The results include significantly improved study start-up and site cycle times.
  In partnership with Veradigm, a health information technology, analytics and intervention solutions company, ICON created an electronic health records-based clinical research network. The partnership enables clinical research as a care option, which can help reach more diverse populations, increase recruitment rates and accelerate time-to-market for new therapies.

An inclusive workplace with continuous access to professional development

ICON continued its focus on building a diverse and inclusive workforce that provides professional advancement and career opportunities for its people. As an example of progress in this regard, in 2022, 59% of all promotions at VP level and above were female, bringing the total number of females at the VP level and above to 42%. This is important progress toward its goal to achieve gender parity at the VP level and above by 2025.

Conducting business sustainably

ICON is actively managing its environmental impact across its global business. Progress made in 2022 included:

  61.7% of electricity consumed in 2022 came from renewable sources
  ICON’s combined Scope 1 and 2 GHG emissions decreased by 23.5% since 2018 and 10% since 2021
  10% reduction in kilowatt hours of electricity since 2018

Strengthening communities

The report also outlines how ICON supports communities through corporate giving programs, employee volunteering opportunities and industry–academia partnerships. The company has aligned its efforts to the United Nations Sustainable Development Goals and its organisational goals of diversity, inclusion and belonging.

In 2022, ICON created a new scholarship program to provide greater opportunities for underrepresented groups to study STEM subjects. For the 2022/2023 academic year, ICON is funding 33 scholarships for STEM course students in partnership with three universities in Ireland and the Thurgood Marshall College Fund in the US. The latter is a not-for-profit organisation that supports nearly 300,000 students attending its 47 member schools, including publicly supported Historically Black Colleges and Universities.

For further information about ICON’s ESG efforts, please visit www.iconplc.com/about/esg/.

Ends

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

About ICON plc

ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,150 employees in 109 locations in 53 countries as at March 31, 2023. For further information about ICON, visit: www.iconplc.com.

ICON/ICLR-G

Contacts

Media contacts:
Claire Quinn
Corporate Communications, ICON
+353 87 4066091
claire.quinn@iconplc.com

Weber Shandwick (PR adviser)
Lisa Henry
+44 7785 458203
lhenry@webershandwick.com

Kate Haven
Vice President Investor Relations, ICON
+1-888-381-7923
IR@iconplc.com